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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*

                     UNITED AMERICAN HEALTHCARE CORPORATION
                                (Name of Issuer)

                           Common Stock, NO Par Value
                         (Title of Class of Securities)

                                    90934C105
                                 (CUSIP Number)

                                 March 19, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)
                  |X|  Rule 13d-1(c)
                  |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90934C105                  13G                      Page 2 of 6 Pages
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--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification No. of Above Persons (entities only)

      Robert W. Morey
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      U.S. citizen
--------------------------------------------------------------------------------
                     5.   Sole Voting Power            128,500
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power          217,345
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power       128,500
    PERSON
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power   217,345

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      345,845
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes
      Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      5.0%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

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CUSIP No. 90934C105                  13G                      Page 3 of 6 Pages
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Item 1(a).        Name of Issuer:

                  United American Healthcare Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  300 River Place Suite 4700
                  Detroit, MI  48207

Item 2(a).        Name of Person Filing:

                  Robert W. Morey

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  1660 Tiburon Blvd., Suite E
                  Tiburon, CA  94920

Item 2(c).        Citizenship:

                  Robert W. Morey is a U.S. Citizen.

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value.

Item 2(e).        CUSIP Number:

                  90934C105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                 (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

                 (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange
                      Act.

                 (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                 (d) |_| Investment company registered under Section 8 of the Investment Company Act.

                 (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

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CUSIP No. 90934C105                  13G                      Page 4 of 6 Pages
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                  (f)  |_| An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not applicable.

Item 4.           Ownership.

                  (a)  Amount beneficially owned: See item 9 of cover pages.

                    Mr. Morey's beneficial ownership consists of (i) 128,500 shares held by Mr. Morey, (ii) 54,000 shares held by Mr. Morey and his wife, Maura Morey, as joint tenants over which Mr. Morey shares voting and dispositive power and (iii) 163,345 shares held in the RW Morey Defined Pension Trust for which Mr. Morey and his wife, Maura Morey, serve as co-trustees and over which Mr. Morey shares voting and dispositive power.

                  (b)  Percent of class: See item 11 of cover page.

                  (c)  Number of shares as to which such person has:

                       (i)  Sole power to vote or to direct the vote:

                       (ii) Shared power to vote or to direct the vote:

                       (iii) Sole power to dispose or to direct the disposition
                             of:

                       (iv) Shared power to dispose or to direct the disposition
                            of:

                        See items 5-8 of cover page.

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CUSIP No. 90934C105                  13G                      Page 5 of 6 Pages
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Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  (a) Not applicable.

                  (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 90934C105                  13G                      Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 24, 2003
                                           ------------------------------
                                                       Date

                                           Robert W. Morey

                                           By:  /s/ Robert W. Morey
                                               --------------------------
                                               Robert W. Morey